June 3, 2010
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C. 20549-0506
Re:	National Security Variable Account N
NScore Premier II; File Nos. 811-10619, 333-164071
NScore Xtra II; File Nos. 811-10619, 333-164074
NScore Wrap; File Nos. 811-10619; 333-164076
NScore Flex; File Nos. 811-10619, 333-164072
NScore Lite III; File Nos. 811-10619, 333-164068
Ladies and Gentlemen:
On behalf of National Security Variable Account N (“the Registrant”) and National Security Life and Annuity Company (“Depositor”), on May 19, 2010, we submitted for filing pursuant to the Securities Act of 1933, as amended, (“1933 Act”) the following pre-effective amendments to the registration statements on Form N-4:

Product filing	40 Act File No.	33 Act File No.
NScore Premier II, Pre-Effective Amendment No.1	811-10619	333-164071
NScore Xtra II, Pre-Effective Amendment No. 1	811-10619	333-164074
NScore Wrap, Pre-Effective Amendment No. 1	811-10619	333-164076
NScore Flex, Pre-Effective Amendment No. 1	811-10619	333-164072
NScore Lite III, Pre-Effective Amendment No. 1	811-10619	333-164068
The Registrant, its distributor and underwriter Ohio National Equities, Inc. (“ONEQ”), and the Depositor, respectfully request, consistent with Rule 461 under the 1933 Act, that the Commission, pursuant to delegated authority, grant acceleration of the effective dates of these filings and that such registration statements be declared effective on June 15, 2010 or as soon thereafter as practical. Depositor, Registrant, and ONEQ are aware of their obligations under the 1933 Act.
We acknowledge that:
•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings; and
•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and
•	Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
Please contact me at 513-794-6278 if you have any questions or need more information.

Sincerely yours,
/s/ Kimberly A. Plante

Kimberly A Plante Associate Counsel

NATIONAL SECURITY VARIABLE ACCOUNT N (Registrant)
By	NATIONAL SECURITY LIFE AND ANNUITY COMPANY (Depositor)
By	/s/ Gary T. Huffman
Gary T. Huffman President

NATIONAL SECURITY LIFE AND ANNUITY COMPANY (Depositor)
By	/s/ Gary T. Huffman
Gary T. Huffman President

OHIO NATIONAL EQUITIES, INC. (Distributor and Underwriter)
By	/s/ Gary T. Huffman
Gary T. Huffman President